Filed pursuant to Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED MARCH 12, 2009 TO PROSPECTUS DATED FEBRUARY 9, 2009

FEBRUARY 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	February 2009	Year to Date	02/28/09	02/28/09

Series A	0.04%	0.39%	$35,948,775	$1,939.87

Series B	0.68%	1.70%	$67,707,054	$2,645.07

*	All performance is reported net of fees and expenses

Fund results for February 2009:

Equities continued their collapse in February as dark economic clouds hung over global markets. Equities in Europe were hit particularly hard as most indices fell double digits, fueled by fears of an expanding recession. Stocks faired better in Asia, however, where major indices lost between 3% and 9%. Exports continued to decline sharply as U.S. and European demand for goods dried up. The Nikkei Index fell nearly 4.7% amid a startling 84% drop in January machine orders (year over year). Meanwhile, the Singapore Index fell 9.1% while the Hang Seng lost 3.9%. U.S. equities continued to decline as controversy over the stimulus plan and uncertainty over the Treasury’s plans to restore confidence in the banking system failed to calm investors. The Fund’s short positions in this sector produced gains.

On the inflation front, the producer price index (PPI) exceeded expectations, while the consumer price index (CPI) rose for the first time in six months. Front month U.S. 30 year bond futures finished slightly lower as the unexpected inflation readings and massive debt supply offset the short term inflation outlook. European bonds returned to recent highs as reports showed economic contraction of 1.5% in the 4th quarter, the most in 13 years. The service industry shrank for an 8th straight month. These factors combined with decreasing inflation to keep pressure on the European Community Bank to reduce rates at their next meeting. Japanese bonds also returned to recent highs as gross domestic product (GDP) shrank at a 12.7% annualized rate in the fourth quarter. Deepening recessions in the U.S. and Europe triggered a 41 year high in unemployment for export-dependent Japan. The Fund’s long positions in the bonds sector produced gains for the month.

February 2009 saw a renewal of negative price action in world grain markets. May soybean futures showed strength early in the month on concern that dry conditions in Argentina would result in significant production losses. Nonetheless, soybeans finished over 10.7% lower as the combination of timely rains and persistent U.S. dollar strength weighed on values. May corn futures (-8%) finished lower despite the dry weather in Argentina leading the United States Department of Agriculture (USDA) to lower world production estimates by 4.6 million tons. Exports sales for corn continued to lag the five-year average and could precipitate downward demand revisions from the USDA as economic growth is not expected to improve anytime soon. Similarly, declining economic conditions are expected to adversely affect wheat consumption, which resulted in a 10.2% loss for May wheat futures. The Fund’s short positions in this market sector resulted in gains.

As the bleak global economic outlook intensified through the first half of February, energy prices remained near recent lows. U.S. crude inventories rose to 351.3 million barrels versus 299.8 million barrels last year despite several rounds of OPEC production cuts. Despite the negative news, April crude managed a late rally of over 20% to finish with a loss of 3.3% on the back of a bullish gasoline inventory report. The U.S. Department of Transportation reported that for the 14th month in a row there was a drop in miles driven, despite lower prices at the pump. However, April gasoline futures rallied over 20% from its lows to finish 1.3% higher as capacity utilization in the refining sector shrank to 81.4%. April natural gas finished 6.2% lower as supplies now stand more than 12% above the five-year average. Short positions in the energy sector resulted in overall gains for this sector.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a significant influence on this month’s overall positive performance.

For the month of February 2009, Series A gained 0.04%, while Series B gained 0.68%, including all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

QUADRIGA SUPERFUND, L.P. — SERIES A
FEBRUARY 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended February 27, 2009)

STATEMENT OF INCOME

February 2009

Investment income, interest	$3,695

Expenses
Management fee	55,746
Ongoing offering expenses	30,133
Operating expenses	4,520
Selling Commissions	120,532
Other expenses	1,446
Incentive fee	—
Brokerage commissions	12,679
Total expenses	225,056

Net investment gain (loss)	(221,361)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	483,202
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(248,565)
Net gain(loss) on investments	234,637

Net increase (decrease) in net assets from operations	$13,276

STATEMENT OF CHANGES IN NET ASSET VALUE

February 2009

Net assets, beginning of period	$36,899,102

Net increase (decrease) in net assets from operations	13,276
Capital share transactions
Issuance of shares	1,199,637
Redemption of shares	(2,163,240)

Net increase(decrease) in net assets from capital share transactions	(963,603)
Net increase(decrease) in net assets	(950,327)

Net assets, end of period	$35,948,775

NAV Per Unit, end of period	$1,939.87

QUADRIGA SUPERFUND, L.P. — SERIES B
FEBRUARY 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended February 27, 2009)

STATEMENT OF INCOME

February 2009

Investment income, interest	$6,823

Expenses
Management fee	105,227
Ongoing offering expenses	56,879
Operating expenses	8,532
Selling Commissions	227,516
Other expenses	1,837
Incentive fee	149,489
Brokerage commissions	41,373
Total expenses	590,853

Net investment gain(loss)	(584,030)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	1,266,105
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(226,872)
Net gain(loss) on investments	1,039,233

Net increase (decrease) in net assets from operations	$455,203

STATEMENT OF CHANGE IN NET ASSET VALUE

February 2009

Net assets, beginning of period	$67,117,028

Net increase (decrease) in net assets from operations	455,203
Capital share transactions
Issuance of shares	3,959,649
Redemption of shares	(3,824,825)

Net increase (decrease) in net assets from capital share transactions	134,824
Net increase(decrease) in net assets	590,027

Net assets, end of period	$67,707,055

NAV Per Unit, end of period	$2,645.07

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.